SO 11/25/03



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22222

03052853

OCT 10 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STROUSE GREENBERG REALTY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BROAD ST - 3RD FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD GLICKMAN 215-875-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOYNOW BAYARD AND COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

1530 CHESTNUT ST - SUITE 200 (Address) PHILADELPHIA (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD GLICKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STROUSE GREENBERG REALTY INVESTMENTS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER + EXECUTIVE
Title VICE PRESIDENT

Clare R. Dobbins
Notary Public 2/27/2003

Notarial Seal
Clare R. Dobbins, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Oct. 25, 2003
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

DECEMBER 31, 2002

VOYNOW BAYARD AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of TRO Liquidating LLC)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULE AND AUDITORS' REPORT THEREON PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

TABLE OF CONTENTS

DECEMBER 31, 2002

VOYNOW, BAYARD AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1530 CHESTNUT STREET• SUITE 200
PHILADELPHIA, PENNSYLVANIA 19102
(215) 569-2600
FAX: (215) 496-9320

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
CHARLES L. KLOSS, CPA
STEVEN W. WHITE, CPA

PAUL VOYNOW, CPA

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder of
Strouse, Greenberg Realty Investments, Inc.:

We have audited the accompanying statement of financial condition of Strouse, Greenberg Realty Investments, Inc. (a wholly-owned subsidiary of TRO Liquidating LLC) as of December 31, 2002, and the related statements of operations and comprehensive loss, changes in stockholder's equity (deficit), changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strouse, Greenberg Realty Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Voynow, Bayard and Company
VOYNOW, BAYARD AND COMPANY
Certified Public Accountants

Philadelphia, Pennsylvania
February 14, 2003

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents		$ 12,413
Prepaid expenses		4,282
Investment in NASD, at market		15,000
Shareholder receivable		3,000
Total assets		$ 34,695

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities		
Accrued expenses		$ 3,900
Loans payable, TRO Liquidating LLC		31,235
Total liabilities		35,135
Stockholder's equity (deficit)		
Common stock (par value $5 a share; authorized 2,000 shares, issued and outstanding 750 shares)	$ 3,750	
Additional paid-in capital	149,425	
Accumulated deficit	(142,515)	
Accumulated other comprehensive loss		
Unrealized loss on securities	(5,100)	
Less: treasury stock (187.5 shares)	(6,000)	
Total stockholder's deficit		(440)
Total liabilities and stockholder's deficit		$ 34,695

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2002

Revenue		
Interest		$ 213
Expenses		
Professional fees	$ 4,100	
Administrative expenses	4,910	
Taxes	722	
		9,732
Net loss		(9,519)
Other comprehensive loss		
Unrealized holding loss		(5,100)
Comprehensive loss		$(14,619)

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Comprehensive Loss	Treasury Stock	Total Stockholder's Equity(Deficit)
Balance, January 1, 2002	$ 3,750	$141,425	$(132,996)	$ -	$(6,000)	$ 6,179
Capital Contributions	-	8,000	-	-	-	8,000
Unrealized holding loss	-	-	-	(5,100)	-	(5,100)
Net loss	-	-	(9,519)	-	-	(9,519)
Balance, December 31, 2002	$ 3,750	$149,425	$(142,515)	$ (5,100)	$ (6,000)	$ (440)

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2002

BALANCE JANUARY 1, 2002	$31,235
BALANCE DECEMBER 31, 2002	$31,235

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (9,519)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in prepaid expenses	28
Decrease in accrued expenses	(400)
Net cash used in operating activities	(9,891)
Cash flows from financing activity	
Capital contributions	5,000
Net decrease in cash and cash equivalents	(4,891)
Cash and cash equivalents	
Beginning of year	17,304
End of year	$ 12,413

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. ORGANIZATION

Strouse, Greenberg Realty Investments, Inc. (the Company) was formed under the laws of the Commonwealth of Pennsylvania on June 1, 1977, for the purpose of operating as a broker-dealer in real estate securities. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Presently no customer accounts are maintained.

While the financial statements have been prepared from the separate records maintained by Strouse, Greenberg Realty Investments, Inc., they may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company been operating as an unaffiliated entity.

Funds required for the operation of the Company's business, which are in excess of the Company's operating revenues, are expected to be obtained by capital contributions, advances, or expense reimbursements from its sole stockholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased which have a maturity of three months or less to be cash equivalents.

Investments

Investments consist of stock warrants that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each year-end.

Since the company does not intend to sell these securities, which are not easily convertible to cash, in the near term, they are classified as "available for sale" and accordingly, are carried at fair value. Unrealized gains and losses reported as a separate component within the stockholder's equity section of the statement of financial condition.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2002

2. (Continued)

Comprehensive income

The Company adopted the provisions of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 governs the financial statement presentation of changes in shareholder's equity resulting from non-owner sources. Other comprehensive income (loss), as reported in the accompanying statements, is represented by unrealized gains or losses on "available for sale" securities.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $8,355 which was $3,355 over its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 47%.

4. INVESTMENT IN NASD

The Company purchased 1500 NASDAQ warrants in 2000 for $20,100. The warrants are convertible into common shares on a one-for-one basis. The warrants are exercisable on June 27, 2003 and expire on June 25, 2004, with extensions to June 27, 2005 and June 27, 2006. The purpose for the purchases was to show good faith in that the company will continue to remain a member of the NASD. The warrants are traded on the open market and subject to the fluctuations of the market. The market value of these securities as of December 31, 2002 was $15,000.

5. LOANS PAYABLE, TRO LIQUIDATING LLC

During 2000, TRO Liquidating LLC advanced loans to the Company amounting to $31,235. These loans are non interest-bearing and are due on April 30, 2004, at which time an option also exists in which the loan can also be assigned back to the lender. The Company has received approval from NASD that this loan be treated as subordinated debt and, thus, as additional capital for purposes of the computation of net capital and aggregate indebtedness under SEC Rule 15c3-1.

6. SHAREHOLDER CAPITAL CONTRIBUTIONS

During 2002, TRO Liquidating LLC contributed additional paid-in capital amounting to $8,000, of which $3,000 was still due at year-end from the shareholder.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2002

7. INCOME TAXES

The Company has net operating loss carryforwards which are available for utilization on its future federal tax returns:

Expiration	
2003	$ 6,167
2004	7,033
2005	5,210
2006	7,554
2007	8,457
2008	8,278
2009	8,918
2010	8,654
2011	8,017
2012	9,886
2018	11,474
2019	9,656
2020	12,064
2021	8,896
2022	9,519
	$ 129,783

The Company also has net operating loss carryforwards for state tax purposes.

8. EXEMPTION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Commission and, therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers since it meets the requirements of rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

1.	Total ownership equity from statement of financial condition		$ (440)
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		(440)
4.	Add		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		31,235
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		30,795
6.	Deductions and/or charges		
	A. Total nonallowable assets from statement of financial condition	22,282	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	-	
	D. Other deductions and/or charges	-	
			22,282
7.	Other additional and/or allowable credits		-
8.	Net capital before haircuts on securities positions		8,513
9.	Haircuts on securities		158
10.	Net capital		$ 8,355
11.	Minimum net capital required (6-2/3% of line 19)		$ 260
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		$ 5,000

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION, CONTINUED

AS OF DECEMBER 31, 2002

13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess of net capital (line 10 less line 13)	$ 3,355
15. Excess of net capital at 1,000% (line 10 less 10% of line 19)	$ 7,965

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness liabilities from statement of financial condition	$ 3,900
17. Add items not included in statement of financial condition	-
18. Reserve	-
19. Total aggregate indebtedness	$ 3,900
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	47%

SCHEDULE OF NONALLOWABLE ASSETS (Line 6A)

Prepaid expenses	$ 4,282
Shareholder receivable	3,000
Investment in NASD, at market	15,000
	$ 22,282

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND UNAUDITED FILING OF PART IIA OF THE FOCUS REPORT

AS OF DECEMBER 31, 2002

Total ownership equity per line 24, statement of financial condition as of December 31, 2002 per focus report	$ 4,660
Reconciliation adjustments:	
Reduction of investments in NASD securities to fair value	(5,100)
Total stockholder's equity per December 31, 2002	
Audited Statement of Financial Condition	$ (440)

RECONCILIATION OF COMPUTATION OF NET REQUIRED NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND AUDITED FILING OF PART IIA OF THE FOCUS REPORT AS OF DECEMBER 31, 2002

Computation of Basic Net Capital Requirement, Excess Net Capital Per Focus Report, Line 15	$11,123
Reconciliation Adjustments:	
Additional Nonallowable Asset for Shareholder Receivable	(3,000)
Decrease for haircuts on securities and money market investments	(158)
Computation of net capital per audited financial statement	$ 7,965

VOYNOW, BAYARD AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1530 CHESTNUT STREET• SUITE 200
PHILADELPHIA, PENNSYLVANIA 19102
(215) 569-2600
FAX: (215) 496-9320

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
CHARLES L. KLOSS, CPA
STEVEN W. WHITE, CPA

PAUL VOYNOW, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
Strouse, Greenberg Realty Investments, Inc.

In planning and performing our audit of the financial statements of Strouse, Greenberg Realty Investments, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance and such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. Also, no facts came to our attention indicating that the exemptive provisions of rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Voynow, Bayard and Company
VOYNOW, BAYARD AND COMPANY
Certified Public Accountants

Philadelphia, Pennsylvania
February 14, 2003